FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1943, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* THAGARD, NORMAN E.			2. Issuer Name and Ticker or Trading Symbol EMS TECHNOLOGIES, INC. (ELMG)				6.Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other
(Last) (First) (Middle) 502 NORTH RIDE
			3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for DECEMBER 31, 2002
(Street) TALLAHASSEE, FL 32303						5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Join/Group Filing [X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(City) (State) (Zip)
TABLE 1 Non-Derivative Securities Acquired, Disposed of , or Beneficially Owned
1. Title of Security	2. Transaction Date (M/D/Y)	2A. Deemed Execution Date, if any (M/D/Y)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, 5)		5. Amount of Securities Beneficially Owned Following Reported Transaction	6. Ownership Form: Direct (D) Indirect (I)	7. Nature of Indirect Beneficial Ownership
				Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If form is filled by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (Continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise of Price of Derivative Security	3. Transaction Date (M/D/Y)	3A. Deemed Execution Date, if any (M/D/Y)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3,4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	A	D	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Options to Buy	$15.57	12/31/02		A	60		7/01/03	12/31/08	Common Stock	60	-	60	D

By: Norman E. Thagard                                January 3, 2003
/s/
** Signature of Reporting Person                      Date

Explanation of Responses:

(1) Purchases in calendar 2002 pursuant to directors stock purchase plan satisfying Rule 16 (b) -3

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).